Exhibit 99.1

QIWI Announces First Quarter 2018 Financial Results

First Quarter Total Adjusted Net Revenue Increases 41% to RUB 4,099 Million and Adjusted Net Profit

Decreases 15% to RUB 1,081 Million or RUB 17.62 per diluted share

QIWI upgrades 2018 Total Adjusted Net Revenue Guidance

NICOSIA, CYPRUS – May 23, 2018 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the first quarter ended March 31, 2018.

First Quarter 2018 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 41% to RUB 4,099 million ($71.6 million)

•	Payment Services Segment Net Revenue increased 26% to RUB 3,668 million ($64.1 million)

•	Adjusted EBITDA decreased 5% to RUB 1,450 million ($25.3 million)

•	Adjusted Net Profit decreased 15% to RUB 1,081 million ($18.9 million), or RUB 17.62 per diluted share

•	Payment Services Segment Net Profit increased 27% to RUB 2,209 million ($38.6 million) or RUB 36.05 per diluted share

•	Total Payment Services volume increased 20% to RUB 249.2 billion ($4.4 billion)

“Today I’m glad to share with you our first quarter 2018 results and our strong start of the year. I would like to highlight the continued growth in our core Payment Services segment that demonstrated 26% segment net revenue growth and 27% segment net profit growth in the first quarter 2018 driven by the development of our payment ecosystem, implementation of new projects and secular trends towards digitalization of payments in our focus market verticals,” said Sergey Solonin, QIWI’s chief executive officer. “We demonstrated strong financial results in our payment services business in the first quarter and thus were able to continue investing in our new business lines and projects. We continued to focus on the development and expansion of our Consumer Financial Services segment represented by the SOVEST project and our SME segment through Tochka multibank service.

We see many opportunities for growing our payment services business by focusing on building a wider digital infrastructure and enriching our product offering, expanding and penetrating further our focus markets and, thus generating substantial operating cash flows. At the same time we continue to see 2018 as a year of investments in our new projects and will continue to focus on executing our strategy and developing our new initiatives.”

New Segment Presentation of the Results of Operations

Our payment services business historically has been and continues to be a major part of our operations and currently generates most of our revenues as well as significant free cash flows that we can invest in developing new businesses and projects. We are constantly striving to diversify our product offering and range of services with certain new projects contributing to our payment services business and others aiming to penetrate new areas of the financial services market. Following the development of SOVEST and certain other initiatives that we have undertaken throughout 2017, we revised our organizational structure to better reflect our operational and management strategy as well as the expansion of our business operations, including the broadening of our products and services, distinguishing three key operating segments as well as Corporate and Other category, as set below:

•	Payment Services (PS) operating segment, which encompasses our virtual distribution services, including QIWI Wallet and other QIWI applications, payment channels and methods; physical distribution, including our kiosks, terminals and other retail points of service, Contact Money Remittance System; and our merchant focused services;

•	Consumer Financial Services (CFS) operating segment, which encompasses our consumer lending business SOVEST;

•	Small and Medium Enterprises (SME) operating segment, which encompasses our Tochka project which is focused on offering a broad range of services for small and medium enterprises; and

•	Corporate and Other (CO) category, which encompasses expenses associated with the corporate operations of QIWI Group as well as our R&D, projects and emerging business models that we are testing.

First Quarter 2018 Results

Revenues: Total Adjusted Net Revenue for the quarter ended March 31, 2018 was RUB 4,099 million ($71.6 million), an increase of 41% compared with RUB 2,905 million in the prior year. The increase was mainly driven by Payment Services and SME Segments Net Revenue growth.

Payment Services Segment Net Revenue for the quarter ended March 31, 2018 was RUB 3,668 million ($64.1 million), an increase of 26% compared with RUB 2,908 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 3,223 million ($56.3 million), an increase of 36% compared with RUB 2,372 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by a volume growth in the E-commerce and Money Remittance market verticals as well as by an improvement in Payment average adjusted net revenue yield resulting from the shift in the product mix towards higher yielding merchants.

PS Other Adjusted Net Revenue1, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising, was RUB 445 million ($7.8 million), a decrease of 17% compared with RUB 536 million in the prior year. PS Other Adjusted Net Revenue decrease in the first quarter was mostly due to the decrease in interest revenue, revenue from advertising as well as revenue from overdrafts provided to agents.

[1]	Payment Services Other Adjusted Net Revenue is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising related to the Payment Services Segment. It differs from Other Adjusted Net Revenue presented earlier as certain items contributing to interest revenues and other revenues were transferred to Consumer Financial Services Segment or Corporate and other Category. The numbers for the quarter ended March 31, 2017 are presented in the updated methodology for convenience purposes and may differ from the numbers presented earlier.

Fees for inactive accounts and unclaimed payments for the first quarter ended March 31, 2018 were RUB 303 million ($5.3 million) compared with RUB 318 million for the corresponding period in the prior year. PS Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments decreased 35% compared with the same period in the prior year.

Payment Services Segment Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 30% compared with the same period in the prior year.

Consumer Financial Services Segment Net Revenue2 that represents the results of operations of the SOVEST project for the quarter ended March 31, 2018 was RUB 3 million ($0.1 million) compared with the Net Revenue Loss of RUB 10 million in the first quarter of the prior year as a result of the development of the SOVEST project.

Small and Medium Enterprises Segment Net Revenue which is composed of revenue from cash and settlement services (mostly associated with the information and technology service agreements with Otkritie Bank related to the operations of the Tochka project) for the quarter ended March 31, 2018 was RUB 420 million ($7.3 million) compared with nil in the first quarter of the prior year as a result of the launch of operations of the Tochka project and recognition of corresponding revenues from information and technology service agreements with Otkritie Bank for providing services to Tochka clients that have their accounts with Otkritie Bank.

Corporate and Other Category Net Revenue, which is principally composed of interest revenue, was RUB 8 million ($0.1 million) for the quarter ended March 31, 2018, compared to RUB 7 million in the first quarter of the prior year.

Adjusted EBITDA: For the quarter ended March 31, 2018, Adjusted EBITDA was RUB 1,450 million ($25.3 million), a decrease of 5% compared with RUB 1,519 million in the prior year. Adjusted EBITDA decrease was largely driven by growth of SG&A expense due to an increase in: (i) compensation to employees (excluding effect of share based payments) to RUB 675 million for the quarter ended March 31, 2018 as compared to RUB 437 million for same period in the prior year as a result of hiring of a significant number of employees in connection with the launch of the Tochka project as well as continues hiring for SOVEST; (ii) advertising, client acquisition and related expenses to RUB 456 million for the quarter ended March 31, 2018 as compared to RUB 214 million for same period in the prior year mostly related to the SOVEST project; credit loss expenses and other administrative expenses offset by an increase in Adjusted Net Revenue. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 35.4% for the quarter ended March 31, 2018 compared with 52.3% for the same period in the prior year. Adjusted EBITDA excluding fees for inactive accounts and unclaimed payments was RUB 1,147 million ($20.0 million), a decrease of 4% compared with RUB 1,201 million for the corresponding period in the prior year. Adjusted EBITDA margin excluding fees for inactive accounts and unclaimed payments was 30.2% compared with 46.4% in the prior year.

Adjusted and Segment Net Profit: For the quarter ended March 31, 2018, Adjusted Net Profit was RUB 1,081 million ($18.9 million), a decrease of 15% compared with RUB 1,266 million in the prior year. The decrease in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA as

[2]

The methodology of segmentation and allocation of Revenues, Costs and Selling, General and Administrative Expenses between Payment Services Segment, Consumer Financial Services Segment and SME segment is currently being developed and is subject to further reviews; thus, we retain the right to review the methodology of Revenues, Costs and Selling, General and Administrative Expenses allocation between the segments and restate the corresponding data to incorporate such adjustments.

well as increase in income tax expenses and decrease of foreign exchange gain3 generated as compared to the same period in the prior year. Adjusted Net Profit excluding fees for inactive accounts and unclaimed payments (net of tax) decreased 17% compared with the prior year.

For the quarter ended March 31, 2018, Payment Services Segment Net Profit was RUB 2,209 million ($38.6 million), an increase of 27% compared with RUB 1,737 million in the prior year driven mostly by Payment Services Segment Net Revenue growth. The Consumer Financial Services Segment Net Loss in the first quarter 2018 was RUB 679 million ($11.9 million) as compared to a Net Loss of RUB 316 million in the same period of prior year resulting from the expansion of operations of the SOVEST project and associated costs mostly related to consumer acquisition. The Small and Medium Enterprises Net Loss was RUB 153 million ($2.7 million) compared to nil in the prior year primarily driven by expenses incurred in connection with the development of the Tochka project. Corporate and Other Category Net Loss was RUB 296 million ($5.2 million), an increase of 90% compared with the net loss of RUB 155 million in the prior year primarily driven by expenses incurred in connection with the acquisition of assets of Rocketbank from Otkritie Bank as well as several individually insignificant projects.

Payment Services Other Operating Data: For the quarter ended March 31, 2018, Payment Services Segment payment volume was RUB 249.2 billion ($4.4 billion), an increase of 20% compared with RUB 207.8 billion in the prior year. The increase in payment volume was driven by growth in Money Remittances and E-commerce market verticals resulting largely from secular trends towards the digitalization of payments as well as the development of several projects for merchants such as TSUPIS. Payment average adjusted net revenue yield was 1.29%, an increase of 15 bps compared with 1.14% in the prior year primarily due to the higher average net revenue yield in the E-commerce market vertical as well as shift of product mix towards higher yielding E-commerce volumes.

Payment Services Segment Net Revenue Yield was 1.47%, an increase of 7 bps as compared with 1.40% in the prior year. Payment Services Segment Net Revenue Yield excluding the effect of fees for inactive accounts and unclaimed payments was 1.35%, an increase of 10 bps as compared with the same period in the prior year.

The number of active kiosks and terminals was 149,430 including Contact and Rapida physical points of service, a decrease of 5% compared with the prior year.

The number of active Qiwi Wallet accounts was 20.3 million as of March 31, 2018, an increase of 2.3 million, or 13%, as compared with 18.0 million in the first quarter 2017. The increase was driven mainly by development of consumer and merchant use cases in the core market verticals, network effects as well as increasing convenience and usability of our services.

Consumer Financial Services Other Operating Data: For the quarter ended March 31, 2018, Consumer Financial Services Segment payment volume was RUB 2.3 billion ($40.4 million).

Small and Medium Enterprises Other Operating Data: For the quarter ended March 31, 2018, the number of Tochka clients (active on the monthly basis) in Qiwi bank was 17.8 thousand with the corresponding balances of RUB 1.6 billion.

[3]	Foreign exchange gain/loss is calculated as total foreign exchange gain/loss, net recognized in the statement of comprehensive income excluding the effect of foreign exchange gain/loss on June 2014 offering proceed

Recent Developments

Acquisition of assets of Tochka and Rocketbank: In August 2017, we have executed a series of transactions to acquire the brands, software and hardware of Tochka, a digital banking service focused on offering a broad range of services to small and medium businesses, and Rocketbank, a digital banking service offering debit cards and deposits to retail customers, from Otkritie Bank. We have also entered into certain operational agreements with Otkritie Bank in connection with these transactions.

Currently we continue our negotiations with the management of Otkritie Bank regarding our future cooperation and development of both businesses. We believe that our negotiations in respect of Tochka are currently in an advanced phase and we will be in a position to frame a mutually beneficial resolution that would establish the basis for our future joint activities.

As of March 31, 2018 we are operating Tochka project as a multi-banking service providing its customers the opportunity to open accounts with either Qiwi Bank or Otkritie Bank.

Dividend: Throughout 2017, we have been heavily investing in our new project SOVEST and we anticipate that we will continue to bear significant costs related to the SOVEST project and certain other projects that we are developing now or plan to develop in the future. Thus, starting from the third quarter 2017 our Board of Directors have taken a decision to refrain from paying dividends. While long-term we remain committed to distributing all excess cash to our shareholders, the commencement of dividend distribution within the period of twelve months since the decision has been taken is unlikely.

2018 Guidance4

QIWI upgrades its Total Adjusted Net Revenue guidance in respect of 2018 outlook:

•	Total Adjusted Net Revenue is expected to increase by 15% to 20% over 2017;

While guidance in respect to Payment Services Segment Net Revenue, Adjusted Net Profit and Payment Services Segment Net Profit remains unchanged:

•	Payment Services Segment Net Revenue is expected to increase by 12% to 16% over 2017;

•	Adjusted Net Profit is expected to decline by 10% to 0% over 2017;

•	Payment Services Segment Net Profit is expected to increase by 10% to 15% over 2017.

Given substantial uncertainty in respect of the future arrangements regarding the development of the Tochka and Rocketbank projects and the outcome of our negotiations in respect thereon with Otkritie Bank, we believe that we are not in a position to provide any reliable estimates of revenues or expenses associated with Tochka and Rocketbank projects for 2018, we therefore only include in our guidance for 2018 actual revenues and expenses associated with the Tochka and Rocketbank projects for the first half of 2018. Actual results of these projects for 2018 may differ substantially from the data that we used in our guidance.

[4]	Guidance is provided in Russian rubles

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss first quarter 2018 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13679926. The replay will be available until Wednesday, May 30, 2018. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.3 million virtual wallets, over 149,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 79 billion cash and electronic payments monthly connecting over 47 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including, in particular, the development of our SOVEST project as well as other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, competition, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva Investor Relations +357.25028091 ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2017 (audited)	As of March 31, 2018 (unaudited)	As of March 31, 2018 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	724	961	17
Goodwill and other intangible assets	10,807	10,739	188
Investments in joint ventures	832	811	14
Long-term debt instruments	1,100	1,164	20
Long-term loans	164	157	3
Other non-current assets	64	72	1
Deferred tax assets	245	224	4

Total non-current assets	13,936	14,128	247

Current assets
Trade and other receivables	9,648	7,412	129
Short-term loans	1,691	2,274	40
Short-term debt instruments	704	765	13
Prepaid income tax	187	128	2
Cash and cash equivalents(2)	18,406	17,626	308
Other current assets	458	502	9

Total current assets	31,094	28,707	501

Assets of disposal group classified as held for sale	29	26	0

Total assets	45,059	42,861	748

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	33
Share premium	12,068	12,068	211
Other reserve	1,462	1,532	27
Retained earnings	5,715	6,335	111
Translation reserve	(2)	(4)	(0)

Total equity attributable to equity holders of the parent	21,120	21,808	381
Non-controlling interest	37	41	1

Total equity	21,157	21,849	382

Non-current liabilities
Other non-current liabilities	10	1	0
Deferred tax liabilities	826	708	12

Total non-current liabilities	836	709	12

Current liabilities
Trade and other payables	19,599	16,530	289
Customer accounts and amounts due to banks	3,182	3,449	60
VAT and other taxes payable	198	263	5
Income tax payable	32	33	1
Other current liabilities	51	25	0

Total current liabilities	23,062	20,300	354

Liabilities directly associated with the assets of a disposal group classified as held for sale	4	3	0

Total equity and liabilities	45,059	42,861	748

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 57.2649 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2018.
(2)	Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of March 31, 2018 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for three months ended March 31, 2018 due to the cash balances classified as part of the assets held for sale.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	March 31, 2017	March 31, 2018	March 31, 2018
	RUB	RUB	USD(1)
Revenue	4,612	6,394	112
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	2,089	3,095	54
Selling general and administrative expenses	1,059	1,905	33
Depreciation and amortization	209	194	3
Impairment of intangible assets	—	14	0
Profit from operations	1,255	1,186	21

Other income and expenses, net	(12)	(24)	(0)
Foreign exchange gain	276	73	1
Foreign exchange loss	(512)	(82)	(1)
Interest income and expenses, net	(4)	7	0

Profit before tax	1,003	1,160	20
Income tax expense	(185)	(222)	(4)

Net profit	818	938	16

Attributable to:
Equity holders of the parent	813	931	16
Non-controlling interests	5	7	0
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences on translation of foreign operations	(144)	(2)	(0)

Total comprehensive income net of tax attributable to:	674	936	16

Equity holders of the parent	669	929	16
Non-controlling interests	5	7	0
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	13.41	15.27	0.27
Diluted profit attributable to ordinary equity holders of the parent	13.33	15.17	0.26

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 57.2649 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2018.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Three months ended (unaudited)
	March 31, 2017	March 31, 2018	March 31, 2018
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	1,003	1,160	20

Adjustments to reconcile profit before tax to net cash flows (used in)/ generated from operating activities
Depreciation and amortization	209	194	3
Foreign exchange loss, net	236	9	0
Interest income, net	(252)	(217)	(4)
Expected credit loss/(recovery), net	(2)	87	2
Share-based payments	55	70	1
Other	16	33	1

Operating profit before changes in working capital	1,265	1,336	23

Decrease in trade and other receivables	2,587	2,160	38
Decrease/(increase) in other assets	181	(79)	(1)
Increase/(decrease) in amounts due to customers and amounts due to banks	(958)	242	4
Decrease in accounts payable and accruals	(3,759)	(3,132)	(55)
Increase in loans issued from banking operations	(150)	(739)	(13)

Cash used in operations	(834)	(212)	(4)

Interest received	234	232	4
Interest paid	(21)	(21)	(0)
Income tax paid	(197)	(156)	(3)

Net cash flow used in operating activities	(818)	(157)	(3)

Cash flows used in investing activities
Acquisition of joint control companies	(813)	—	—
Purchase of property and equipment	(40)	(290)	(5)
Purchase of intangible assets	(56)	(84)	(1)
Loans issued	(377)	(1)	(0)
Repayment of loans issued	3	—	—
Purchase of debt instruments	(900)	(809)	(14)
Proceeds from settlement of debt instruments	—	672	12

Net cash flow used in investing activities	(2,183)	(512)	(9)

Cash flows used in financing activities
Dividends paid to non-controlling shareholders	—	(4)	(0)

Net cash flow used in financing activities	—	(4)	(0)

Effect of exchange rate changes on cash and cash equivalents	(400)	49	1
Effect of expected credit losses on cash and cash equivalents(2)	—	(159)	(3)

Net decrease in cash and cash equivalents	(3,401)	(783)	(14)

Cash and cash equivalents at the beginning of the period	19,021	18,435	322

Cash and cash equivalents at the end of the period(3)	15,620	17,652	308

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 57.2649 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2018.
(2)	Reflects the effect of the IFRS 9 adoption starting January 1, 2018
(3)	Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of March 31, 2018 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for twelve months ended March 31, 2018 due to the cash balances classified as part of the assets held for sale.

QIWI plc.

Operating Segments Data

	Three Months ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RUB	RUB	USD (1)
Total Segment Net Revenue(2)	2,905	4,099	71.6

Payment Services	2,908	3,668	64.0
Consumer Financial Services	(10)	3	0.1
Small and Medium Enterprises	—	420	7.3
Corporate and Other	7	8	0.1

Total Segment Net Profit(3)	1,266	1,081	18.9

Payment Services	1,737	2,209	38.6
Consumer Financial Services	(316)	(679)	(11.9)
Small and Medium Enterprises	—	(153)	(2.7)
Corporate and Other	(155)	(296)	(5.2)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 57.2649 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2018.
(2)	For the quarter ended March 31, 2017 and March 31, 2018 Total Adjusted Net Revenue is equal to Total Segment Net Revenue
(3)	For the quarter ended March 31, 2017 and March 31, 2018 Total Adjusted Net Profit is equal to Total Segment Net Profit

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

PS Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. PS Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three Months ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RUB	RUB	USD(1)
Revenue	4,612	6,394	111.7
Minus: Cost of revenue (exclusive of depreciation and amortization)	2,089	3,095	54.0
Plus: Compensation to employees and related taxes	382	800	14.0

Total Adjusted Net Revenue	2,905	4,099	71.6

Segment Net Revenue
Payment Services Segment Revenue	4,597	5,886	102.8
PS Payment Revenue (2)	3,879	5,226	91
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	1,751	2,280	40
Plus: Compensation to employees and related taxes allocated to PS Payment Revenue(4)	244	277	5

PS Payment Adjusted Net Revenue	2,372	3,223	56.3

PS Other Revenue (5)	719	660	12
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(6)	228	248	4
Plus: Compensation to employees and related taxes allocated to PS Other Revenue(4)	46	34	1

PS Other Adjusted Net Revenue	536	445	7.8

Payment Services Segment Net Revenue	2,908	3,668	64.1

Consumer Financial Services Segment Revenue	5	52	0.9
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	98	205	3.6
Plus: Compensation to employees and related taxes	84	156	2.7

Consumer Financial Services Segment Net Revenue	(10)	3	0.1

SME Revenue	—	440	7.7
Minus: Cost of SME revenue (exclusive of depreciation and amortization)	—	299	5.2
Plus: Compensation to employees and related taxes	—	279	4.9

SME Net Revenue	—	420	7.3

Corporate and Other Category Revenue	10	16	0.3
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	11	63	1.1
Plus: Compensation to employees and related taxes	8	55	1.0

Corporate and Other Category Net Revenue	7	8	0.1

Total Segment Net Revenue	2,905	4,099	71.6

Net Profit	818	938	16.4

Plus:
Depreciation and amortization	209	194	3.4
Other income and expenses, net	12	24	0.4
Foreign exchange gain	(276)	(73)	(1.3)
Foreign exchange loss	512	82	1.4
Interest income and expenses, net	4	(7)	(0.1)
Income tax expenses	185	222	3.9
Share-based payments expenses	55	70	1.2

Adjusted EBITDA	1,519	1,450	25.3

Adjusted EBITDA margin	52.3%	35.4%	35.3%
Net profit	818	938	16.4
Amortization of fair value adjustments(7)	103	74	1.3
Share-based payments expenses	55	70	1.2
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	309	13	0.2
Effect of taxation of the above items	(19)	(14)	(0.2)

Adjusted Net Profit	1,266	1,081	18.9

Adjusted Net Profit per share:
Basic	20.89	17.73	0.31
Diluted	20.76	17.62	0.31
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	60,618	60,986	60,986
Diluted	60,989	61,360	61,360

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 57.2649 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2018.
(2)	PS Payment Revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for PS Payment Revenue and PS Other Revenue; therefore, it has been allocated between PS Payment Revenue and PS Other Revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.
(6)	Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.
(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)	The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three Months ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics

Payment volume (billion)(2)	207.8	249.2	4.4

E-commerce	37.6	51.8	0.9
Financial services	59.1	56.7	1.0
Money remittances(3)	55.9	85.6	1.5
Telecom	41.3	41.5	0.7
Other	13.9	13.6	0.2

Payment adjusted net revenue (million)(4)	2,372.3	3,222.6	56.3

E-commerce	1,178.1	1,761.5	30.8
Financial services	306.0	289.7	5.1
Money remittances(3)	641.4	915.9	16.0
Telecom	183.9	179.2	3.1
Other	62.9	76.3	1.3

Payment average adjusted net revenue yield	1.14%	1.29%	1.29%

E-commerce	3.13%	3.40%	3.40%
Financial services	0.52%	0.51%	0.51%
Money remittances(3)	1.15%	1.07%	1.07%
Telecom	0.45%	0.43%	0.43%
Other	0.45%	0.56%	0.56%

Payment Services Segment Net Revenue Yield	1.40%	1.47%	1.47%
Active kiosks and terminals (units)(5)	157,596	149,430	149,430
Active Qiwi Wallet accounts (million)(6)	18.0	20.3	20.3
Consumer Financial Services Segment key operating metrics
Payment volume (million)(7)	192	2,311	40.4
CFS Segment Net Revenue Yield	n/a	0.13%	0.13%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 57.2649 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2018.
(2)	Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(3)	In 2016 we introduced consumer commissions for certain types of P2P (wallet to wallet) transactions including cross currency transactions and transactions above certain limits. Corresponding volumes and payment adjusted net revenues are accounted for in our Money Remittances market vertical.
(4)	PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A) plus compensation to employees and related taxes allocated to PS Payment Revenue. PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.
(5)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(7)	Consumer Financial Services Segment payment volume (million) consist of the amounts paid by our customers using SOVEST card to our partner merchants.